

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000   US Bank Tower, Suite 2200
333 – 7th Avenue SW   950 - 17th Street
Calgary, Alberta   Denver, Colorado
T2P 2Z1   80202-2805

January 25, 2024

Enerplus Provides Fourth Quarter & Operational Update; Full-Year Results & Reserves to be Released February 22

All financial information contained within this news release has been prepared in accordance with U.S. GAAP and is presented in U.S. dollars. Production information, unless otherwise stated, is presented on a net basis (after deduction of royalty obligations). This news release includes forward-looking statements and information within the meaning of applicable securities laws. Readers are advised to review the "Forward-Looking Information and Statements" at the conclusion of this news release. Readers are also referred to "Notice Regarding Information Contained in this News Release" at the end of this news release for information regarding the presentation of the financial and operational information in this news release. All amounts in this news release are stated in United States dollars unless otherwise specified.

Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today provided production results, capital spending and return of capital results for the fourth quarter of 2023, along with an update regarding production impacts from the recent cold weather in North Dakota.

FOURTH QUARTER 2023 UPDATE

Production in the fourth quarter of 2023 exceeded the top end of the Company's guidance ranges with total production of 103,500 BOE per day (guidance of 95,000 to 99,000 BOE per day), and liquids production of 67,100 barrels per day (guidance of 60,500 to 64,500 barrels per day). The outperformance was driven by continued strong productivity from both the Company's 2023 well program and base production.

The Company's 2023 annual average production also exceeded the high end of the guidance ranges and was 100,000 BOE per day (guidance of 98,000 to 99,000 BOE per day), including liquids production of 62,200 barrels per day (guidance of 60,500 to 61,500 barrels per day).

Capital spending in the fourth quarter of 2023 was $91 million. This resulted in capital spending of $532 million for the full-year of 2023 – approximately the mid-point of the Company's guidance range of $520 to $540 million.

In the fourth quarter of 2023, Enerplus returned $106 million to shareholders through the repurchase of 5.8 million common shares for $16.09 per share and $12 million in dividends. This resulted in a return of capital of $307 million for the full-year of 2023.

OPERATIONAL UPDATE

During mid-January 2024, extremely cold temperatures led to power outages and production disruptions in North Dakota. Enerplus' impacted production has now been largely restored. However, as a result of the storm, the Company estimates its first quarter liquids production will be approximately 2,000 to 3,000 barrels per day lower than previously forecast.

Despite this, Enerplus remains well positioned to efficiently execute its 2024 operational plan. Inclusive of the impacts from the January weather event, the Company anticipates delivering 2024 liquids production of approximately 64,000 barrels per day with annual capital spending of approximately $550 million. Enerplus will provide 2024 guidance in connection with its fourth quarter and full-year 2023 results to be released on February 22nd, 2024.

FOURTH QUARTER AND FULL-YEAR 2023 RESULTS CONFERENCE CALL DETAILS

Enerplus will be releasing comprehensive operating and financial results for the fourth quarter and full-year 2023, including reserves, after market close on Thursday, February 22, 2024. A conference call will be hosted by Enerplus' President & CEO, Ian C. Dundas on February 23, 2024, at 9:00 AM MT (11:00 AM ET) to discuss these results. Details of the conference call are noted below.

Fourth Quarter & Full-Year 2023 Results Live Conference Call Details
Date: Friday, February 23, 2024
Time: 9:00 AM MT (11:00 AM ET)
Audiocast: https://app.webinar.net/WGjvAQKeMxV

To join the conference call by phone, without operator assistance:
Register here: https://emportal.ink/47zMVTH
You will be connected to the conference call by automated call back.

To join the call from a live operator managed queue:
Dial-in: 1-888-390-0546 (Toll Free)
Conference ID: 03279613 #

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event.

A telephone replay will be available for 30 days following the conference call and can be accessed at the following number:
Dial-in: 1-888-390-0541 (Toll Free)
Replay passcode: 279613 #

Electronic copies of our 2023 interim and 2022 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

NOTICE REGARDING INFORMATION CONTAINED IN THIS NEWS RELEASE

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: continued instability, or further deterioration, in global economic and market environment, including from inflation and/or the Ukraine/Russia conflict and heightened geopolitical risks; decreases in commodity prices or volatility in commodity prices; changes in realized prices of Enerplus' products from those currently anticipated; changes in the demand for or supply of our products, including global energy demand; unanticipated operating results, results from our capital spending activities or production declines; curtailment of our production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; inability to comply with debt covenants under our credit facilities and/or outstanding senior notes; inaccurate estimation of our oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; changes in law or government programs or policies in Canada or the United States; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks identified in our third quarter 2023 MD&A, our annual information form for the year ended December 31, 2022, our 2022 annual MD&A and Form 40-F as at December 31, 2022).

The forward-looking information contained in this news release speaks only as of the date of this news release. Enerplus does not undertake any obligation to publicly update or revise any forward-looking information contained herein, except as required by applicable laws. Any forward-looking information contained herein are expressly qualified by this cautionary statement.

Investor Contacts

Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304